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                                 United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*

                              RADICA GAMES LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G73 4210 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    Timothy R. Busch c/o The Busch Firm, 2532 Dupont Drive, Irvine, CA 92612
                                 (714) 474-7368
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 1, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled our for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   G73 4210 7                                     PAGE 2 OF 11 PAGES
----------------------                                     ------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RAD Partners, LLC, a Nevada limited liability company - I.D. No. 86-0845225
        BP Ventures, LLC, a Nevada limited liability company - I.D. No.
        86-0845227
        Lenawee Trust - I.D. No. 33-6135657
        Timothy R. Busch - SSN ###-##-####
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [ ]


--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [ ]


--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Each of the limited liability companies and the Trust were organized under and pursuant to the laws of the state of Nevada. Timothy R. Busch, acknowledged to be the individual managing the limited liability companies and beneficial owner of the Trust, is a California resident and is a citizen of the U.S.


--------------------------------------------------------------------------------

        7.      SOLE VOTING POWER

                Timothy R. Busch - 0
NUMBER OF       RAD Partners, LLC - 75,455
SHARES          BP Ventures, LLC - 750,000
BENEFICIALLY    Lenawee Trust - 0
OWNED BY
EACH
REPORTING
PERSON
WITH
        -----------------------------------------------------------------------
        8.      SHARED VOTING POWER

                None

        -----------------------------------------------------------------------
        9.      SOLE VOTING POWER

                Timothy R. Busch - 0
                RAD Partners, LLC - 75,455
                BP Ventures, LLC - 750,000
                Lenawee Trust - 0

        -----------------------------------------------------------------------
        10.     SHARED DISPOSITIVE POWER

                None

--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                Timothy R. Busch - 84,545
                RAD Partners, LLC - 75,455
                BP Ventures, LLC - 750,000
                Lenawee Trust - 0
                Aggregate Total - 910,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     [ ]


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                Timothy R. Busch - 0.4%
                RAD Partners, LLC - 0.4%
                BP Ventures, LLC - 0.36%
                Lenawee Trust - 0%
                Aggregate Total - 4.4%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                Timothy R. Busch - IN
                RAD Partners, LLC - CO
                BP Ventures, LLC - CO
                Lenawee Trust - CO

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D
                                  ------------

ITEM 1.  SECURITY AND ISSUER
----------------------------

         This Schedule 13D relates to shares of common stock ("Shares") of Radica Games Ltd., a Bermuda Corporation ("Radica") whose executive offices are located at Suite R, 6642-12 Au Pui Wan Street, Pho Tan, Hong Kong, People's Republic of China, with Radica's USA offices located c/o Radica Enterprises Ltd., 5301 Longley Lane, Suite 157, Reno, Nevada 89511-1806. Shares of Radica are traded on the NASDAQ over-the- counter market and quoted on the NASDAQ under the trading symbol of RADAF.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

         This Schedule 13D is an amended filing (defined herein as "Amendment 1") which amends an earlier filing by the parties herein, dated December 31, 1996 (the "Original Filing") and is filed by the following Persons:

         (a) RAD Partners, LLC, a Nevada limited liability company ("RAD"). RAD was formed with articles of organization filed with the Nevada Secretary of State's office in December, 1996 and maintains its mailing address at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109, and also maintains offices at 2532 Dupont Drive, Irvine, California 92612.

         (b) BP Ventures, LLC a Nevada limited liability company ("BP"). BP was formed with the Articles of Organization filed with the Nevada Secretary of State's office in December, 1996 and maintains its mailing address at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109.

         (c) Lenawee Trust, UTD 12/30/92 ("Lenawee"). Lenawee Trust is a trust, the trustees of which are Mr. Gregory A. Busch and Mr. David Keligian, both of whom maintain offices at 2532 Dupont Drive, Irvine, California 92612.
A beneficiary of Lenawee is acknowledged to be Mr. Timothy R. Busch ("Mr.
Busch").

         (d) Timothy R. Busch. Mr. Busch is an attorney, licensed in California and other states, and maintains offices at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109 and 2532 Dupont Drive, Irvine, California 92612. Mr. Busch owns no Radica Shares of record. However, he is deemed to control each of the reporting entities herein. Mr. Busch is also acknowledged to be a beneficial owner of 84,545 Shares that were distributed to the Stephan Lynn Busch Living Trust, UTD 2/13/89, the ultimate beneficiary of which is Stephan L. Busch, Trustee, who is Mr. Busch's spouse. Stephan L. Busch maintains her offices at 2532 Dupont Drive, Irvine, California 92612.

         It is acknowledged that each of the other reporting entities herein, RAD, BP, and Lenawee, are entities or organizations ultimately controlled by Mr. Busch, and are, therefore, deemed and acknowledged to be entities which are members of a "group" for filing purposes under Section 13D of the Act.

         Despite the acknowledged existence of a group between each of the reporting entities, there exist no agreements or understandings, either in writing or orally, between any of the reporting entities and/or Mr. Busch concerning the Shares, nor the holding, voting, or acquisition or disposition of any Shares of Radica.

PURPOSE OF AMENDED FILING
-------------------------

         The purpose of this Amendment 1 is to update and amend the Original Filing to reflect the final disposition of the Shares of Radica stock that were initially purchased by RAD as disclosed therein. The transaction that gave rise to the Original Filing involved the purchase and sale of a total of 4,600,000 Shares of Radica stock, including 700,000 Shares by RAD, and 550,000 Shares by BP. The balance of the Shares were purchased by other entities, including TD Investments, LLC, a Nevada limited liability company ("TD"), Dito Caree, LP, a Nevada limited partnership ("Dito Caree"), Dito Devcar Corporation, a Nevada corporation ("Dito Devcar"), as well as various other individuals and entities, (listed in Item 3 hereof) in a private placement negotiated with Star Journey Ltd. Those Shares held by Star Journey Ltd. were originally obtained or controlled by Mr. James Sutter or the Sutter Trust, who are acknowledged to be individuals previously affiliated with Radica.

         At the time of the original purchase of the 700,000 Shares by RAD, as disclosed in the Original Filing, RAD held legal title to its Shares, with Mr. Busch, as manager of RAD (or such other manager as a majority-in-interest of the members of RAD might, from time to time, elect) having the sole power to vote or otherwise exercise control over these Shares. The majority of the members of RAD consisted of various employees, persons, or entities associated with either The Busch Firm (the law firm owned by Mr. Busch, hereinafter referred to as the "Firm"), or other entities affiliated with Mr. Busch.

         Subsequent to the original purchase of the 700,000 Shares by RAD, RAD distributed 424,545 Shares to its members on pro-rata basis on December 8, 1997 consistent with their individual membership interests in RAD, pursuant to a dissolution of RAD expected to take place on or about January 1, 1998 (such transfer hereinafter referred to as the "Distribution"). The Distribution involved no exchange of consideration between the members receiving the Shares, and RAD, other than the redemption of each individual's membership interest in RAD in exchange for that member's pro-rata allocation of Shares pursuant to the Distribution. In a separate transaction, RAD had previously distributed 100,000 Shares to the Stephan Lynn Busch Living Trust, UTD 2/13/89 and 100,000 Shares to Lenawee, each of whom in turn transferred the same Shares to BP.

         It is anticipated that RAD will distribute the remaining 75,455 Shares on or about January 1, 1998, pursuant to the dissolution of RAD. Such distribution will be made according to the same terms and conditions that applied to the Distribution. Of these Shares, 65,455 will be distributed to Lenawee, and 10,000 will be distributed to Raymond A. Rodeno, Trustee of the Raymond A. Rodeno and Elizabeth A. Rodeno Family Trust, UTD 5/16/86 ("Rodeno"). Mr. Busch, Lenawee, and BP each specifically disclaims any beneficial ownership of any Shares owned by Rodeno.

         Prior to the transaction that gave rise to the Original Filing, neither RAD nor BP had owned any Shares. Lenawee had acquired 95,000 Shares previously in two private and brokered transactions as disclosed in the Original Filing. (Lenawee subsequently sold these 95,000 Shares in a brokered sale on the open market for a sales price of $6 per Share, on June 26, 1997.)

         Prior to the Distribution, Mr. Busch, as the sole manager of RAD, was acknowledged to be beneficial owner of the 700,000 Shares held by RAD due to the managerial control he exercised over RAD as its manager. However, subsequent to the Distribution, Mr. Busch specifically disavows beneficial ownership of the 424,545 Shares that RAD has distributed to its members pursuant to such Distribution, other than: a) 84,545 Shares distributed to Stephan L. Busch, Trustee of the Stephan Lynn Busch Living Trust UTD 2/13/89; and b) the 75,455 Shares retained by RAD (of which Mr. Busch remains Manager) subsequent to the Distribution. (As noted above, 65,455 of such Shares will be distributed to Lenawee, and the remaining 10,000 Shares will be distributed to Rodeno on or about January 1, 1998).

         Pursuant to the Distribution, 25,000 Shares were distributed to Gregory
A. Busch, Trustee of the 92653 Trust UTD 12/29/95. Mr. Busch's children are the ultimate beneficiaries of this trust. The trust is an irrevocable trust, and Mr. Busch specifically disclaims beneficial ownership of the Shares owned by this trust as provided for by Rule 13d4.

         Mr. Busch, BP, and Lenawee each specifically disaffirms the existence of any group relationship, contract, or agreement with those members of RAD who received Shares pursuant to the Distribution (except as disclosed herein) other than certain standard compliance policies and rules governing employees of, consultants to, and parties otherwise affiliated with either Mr. Busch, the Firm, or other entities affiliated with Mr. Busch, that exist to further compliance with applicable securities laws or regulations. No agreements are known to exist between the parties with respect to Item 4, A-J hereof.

         Over the past five years, none of the filing persons identified herein, nor any trustee of a trust nor member or manager of any limited liability company filing or identified as controlled by a filing person herein, have been
1) convicted in a criminal proceeding, or 2) been a party to any civil proceeding of a judicial or administrative body, which resulted in a judgment, decree, or final order enjoining future violations of, or prohibitions, or mandatory activity subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

         The transaction giving rise to this Schedule 13D involved the acquisition of a total of 4,600,000 Shares of Radica on the close of a purchase transaction on December 31, 1996, which resulted in the delivery of 700,000 Shares to RAD and 550,000 Shares to BP. Each share of common stock acquired was acquired at a purchase price of $1.09 per share. All were acquired in a private purchase transaction with Star Journey, Ltd., owner of 4,600,000 Shares of Radica. Transactional expenses incurred by RAD and BP equaled approximately $.01 per Share, or a total acquisition expense paid to the Firm or other entities affiliated with Mr. Busch of approximately $12,500.

         In addition to the parties filing this amended 13D, other individuals or parties which participated in the private purchase transaction on December 31, 1996 of Radica Shares from Star Journey Ltd. consisted of:

         (a) TD, which maintains its principal office 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109. The Manager of TD Investments, LLC is Mr. David B. Hehn, who maintains his offices at the address of TD. TD acquired 1,000,000 Shares of Radica at the close of the transaction on December 31, 1996.

         (b) Dito Caree, maintaining its principal offices at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109, of which Gamebusters, Inc., a Nevada Corporation is General Partner. The President of Gamebusters is Mr. David
B. Hehn. Dito Caree acquired 675,000 Shares of Radica at the close of the transaction on December 31, 1996.

         (c) Dito Devcar, maintaining its principal offices at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109. Dito Devcar acquired 1,225,000 Shares in connection with the transaction on December 31, 1996.

         Each of the foregoing three entities: Dito Devcar, Dito Caree, and TD, is a member of a group ultimately controlled by Mr. Richard H. Pickup, who is believed to have previously filed a Schedule 13D reporting other holdings of Shares of Radica. Mr. Busch acts as adviser and attorney to Mr. Pickup on a number of matters. Additionally, David B. Hehn, who is Manager of TD, and President of Gamebusters, Inc., Dito Caree's General Partner, is an employee of the Firm.

         In connection with the acquisition of Shares by BP, BP did negotiate and receive a loan of $605,000 from TD, which loan was negotiated at an interest rate and terms which are believed to be competitive with loans that would be available from institutional sources. All the proceeds of this loan were utilized to acquire Shares of Radica.

         (d) Mr. Dennis W. Harwood acquired 50,000 Shares in connection with the transaction on December 31, 1996. Mr. Harwood maintains offices at 19800 MacArthur Boulevard, Suite 800, Irvine, California 92612-2427 and acts as attorney and legal advisor for Mr. Richard H. Pickup and certain of his related entities. Mr. Harwood acted, in acquiring Shares in the transaction on December 31, 1996, as an independent investor and not in concert with or pursuant to any form of agreement or understanding with any other acquiring parties identified herein.

          (e) Kenneth and Barbara Strottman, Trustees of the Strottman Family Trust UTD 3/15/89, acquired 121,000 Shares, MAM Investments acquired 25,000 Shares, Peter Lucas Strottman acquired 2,000 Shares, and Kenneth Mathew Strottman acquired 2,000 Shares. Each of these individuals, trusts, and entities are members of or entities controlled by members of the Strottman Family and each of these entities maintains an office or business address at 46 Corporate Park, Irvine, California 92714. Members of the Strottman Family are acquainted with and have a pre-existing business relationship with Mr. Busch, the individual acknowledged to control the reporting parties herein. It is believed that all members of the Strottman Family were acting as independent investors and not in concert with or pursuant to any form of agreement or understanding with any other party herein identified in acquiring any Shares.

         (f) Charles John Smith acquired 200,000 Shares in connection with the transaction on December 31, 1996. Mr. Smith maintains offices c/o East Asia Tax and Financial Consulting Services, LTD., twelfth floor, Dina House, Ruttonjee Center, 11 Duddell Street, Central, Hong Kong, People's Republic of China. It is believed that Mr. Smith acquired the Shares for his own personal investment purposes and did not act in concert with or in connection with any other party herein identified as acquiring Shares in the transaction with Star Journey LTD.

         (g) Lawrence M. Pell acquired 50,000 Shares in connection with the transaction on December 31, 1996. Mr. Pell maintains offices at 19800 MacArthur Boulevard, Suite 800, Irvine, California 92612-2427. Mr. Pell is a client of, and engaged in business transactions with, Mr. Harwood. Mr. Pell acted independently as an investor in the transaction on December 31, 1996 and not in concert with or under any agreement or understanding with any of the individuals or entities acquiring Shares from Star Journey, LTD.

         Each of those individuals and entities that participated in the purchase on December 31, 1996, in connection with the Star Journey transaction, acquired Shares at the purchase price of $1.09 per share (with each individual and entity paying approximately $.01 per share in connection with transaction fees associated with the acquisition of said Shares). Each of the filing persons as herein identified, specifically disaffirms the existence of any "group" for filing purposes under Section 13D of the Act existing at the date of acquiring the Shares from Star Journey, Ltd., between any other entity or individual other than as disclosed herein.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

         Each of the filing persons has acquired the Shares in Radica for investment purposes only, and no agreement, formal or informal, written or oral, has been entered to by or between any of the filing persons concerning the formation of any group nor taking any form of any group action. No agreements exist between the filing persons with respect to Item 4, A-J hereof. Certain representatives of the filing persons have made inquiries of certain management personnel of Radica concerning business operations of Radica; however, no form of proposal, understanding, or other form of arrangements have been made, proposed, or discussed during those conversations.

         None of the filing persons has any present plans or proposal which may relate to or result in:

         (a) The acquisition or disposition by any person or of any additional securities of the issuer or disposition of securities of the issuer.

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

         (c) The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

         (d) A change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies upon the board.

         (e) Any material change in the present capitalization or dividend policy of the issuer.

         (f) Any material change in the issuer's business or corporate structure.

         (g) Changes in the issuer's charter, by-laws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the issuer by any person.

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) Causing a class of equity securities of the issuer or becoming ineligible for termination of the registration pursuant to Section 12(g)(4) of the Security Exchange Act of 1934, as amended.

         (j) Any actions similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

         At the date of this filing, each of the filing persons owns the following Shares:

         (a) RAD owns 75,455 Shares of Radica stock. These 75,455 Shares represent 0.4% ownership of Radica common stock, based upon a total of 20,830,200 presently outstanding Shares, as reflected on Radica's most recent filings with the Securities and Exchange Commission.

         As disclosed herein, RAD has distributed 624,545 Shares previously owned by it to its members, pursuant to the Distribution and an earlier transaction. A majority of the members of RAD who received the Shares are members, employees, or consultants to either the Firm, or other entities affiliated with Mr. Busch. Those individuals and entities that received Shares pursuant to the Distribution are: Stephan L. Busch, Trustee of the Stephan Lynn Busch Living Trust, UTD 2/13/89; Gregory A. Busch, Trustee of the 92653 Trust UTD 12/29/95; James G. Brakke and Glenys E.

Brakke, Trustees of the James G. Brakke and Glenys E. Brakke Joint Revocable Living Trust UTD April 19, 1991; Donald S. Clurman; 4JM LLC; John F. Moody; Eric Anderson; Rick S. Weiner; Rick S. Weiner as Trustee of the Rick Weiner Trust No. 1; Rick S. Weiner as Trustee of the Rick Weiner Trust No. 2; Raymond A. Rodino, Trustee of the Raymond A. Rodino and Elizabeth A. Rodino Family Trust UTD 5/16/86; Gregory A. Busch; James J. Scheinkman and Cindy J. Eden as husband and wife; George and Susan Mulcaire as husband and wife; and Lenawee. Stephan L. Busch and Gregory A. Busch are the wife and brother of Mr. Busch, respectively. As disclosed herein, RAD previously distributed 100,000 Shares to the Stephan Lynn Busch Living Trust, UTD 2/13/89 and 100,000 Shares to Lenawee, each of whom in turn transferred the same Shares to BP.

         (b) BP is the beneficial and record owner of 750,000 Shares. These Shares represent approximately 3.6% ownership of Radica common stock.

         (c) Lenawee Trust owns no Shares. As disclosed herein, Lenawee sold its 95,000 Shares in a brokered transaction on the open market, on June 26, 1997 for a sales price of $6 per Share.

         (d) Timothy R. Busch, in addition to the holdings by RAD, BP and Lenawee disclosed herein, is a beneficial owner of 84,545 Shares, the record owner of which is Stephan L. Busch, Trustee of the Stephan Lynn Busch Living Trust UTD 2/13/89, the beneficiary of which is Stephan L. Busch, who is Mr. Busch's spouse. These Shares represent approximately 0.4 percent ownership of Radica common stock.

         (e) The combined Shares held by BP, Lenawee, and Mr. Busch total 910,000 Shares, which together represent approximately 4.4 percent ownership of Radica common stock.

         Other than as reported herein, within the past 60 days or subsequent to the date of the Original Filing, none of the filing persons have acquired or sold any Shares.

ITEM 6.  CONTRACTS AND ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
--------------------------------------------------------------------
WITH RESPECT TO SECURITIES OF THE ISSUER
----------------------------------------

         No contracts, agreements, understandings or relationships exist with respect to the securities of Radica between any of the reporting persons herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

         Not applicable; no exhibits to be filed.









                      [THIS SPACE INTENTIONALLY LEFT BLANK]

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true and correct.

December 17, 1997

                                           RAD PARTNERS, LLC, a Nevada limited
                                           liability company


                                           By:  /s/ TIMOTHY R. BUSCH
                                               ---------------------------------
                                               TIMOTHY R. BUSCH
                                               Its:  Manager

                                               /s/ TIMOTHY R. BUSCH
                                               ---------------------------------
                                               TIMOTHY R. BUSCH, an individual



                                           BP VENTURES, LLC, a Nevada
                                           limited liability company


                                           By:  /s/ TIMOTHY R. BUSCH
                                               ---------------------------------
                                               TIMOTHY R. BUSCH
                                               Its:  Manager



                                           LENAWEE TRUST, UTD 12/30/92


                                           By:  /s/ GREGORY A. BUSCH
                                               ---------------------------------
                                               GREGORY A. BUSCH
                                               Its:  Trustee


                                           By:  /s/ DAVID L. KELIGIAN
                                               ---------------------------------
                                               DAVID L. KELIGIAN
                                               Its:  Trustee